Mail Stop 3010

April 13, 2010

Ms. Diane K. Bryantt
Chief Financial Officer
Investors Real Estate Trust
3015 16th Street SW, Suite 100
Minot, North Dakota 58701

> **Re:** **Investors Real Estate Trust**
> **Form 10-K for the fiscal year ended April 30, 2009**
> **File No. 0-14851**

Dear Ms. Bryantt:

We have reviewed your response letter dated March 26, 2010 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Comment on Proxy Statement

Executive Compensation and Other Information, page 13

1. We note your response to comment 8 of our letter dated March 16, 2010. In response to our comment, you state that you did not grant the 2009 award until 2010, and therefore you have not included the table required by Item 402(d) of Regulation S-K. Please tell us when the 2008 non-equity incentive plan compensation was granted. If this amount was granted during fiscal year 2009, please advise why you have not included the table required by Item 402(d) of Regulation S-K.

Ms. Bryantt
Investors Real Estate Trust
April 13, 2010
Page 2

       As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

       You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.   Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or Sonia Barros, Special Counsel at (202) 551-3655 with regard to legal comments.

       Sincerely,

       Jennifer Monick
       Senior Staff Accountant